Exhibit 99.29

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

Date of Report: March 27, 2019

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments During the Year Ended December 31, 2018

3)             Outlook for 2019

4)             Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at December 31, 2018

5)             Summary of Annual Results

6)             Summary of Quarterly Results

7)             Non-IFRS and Other Measures

8)             Liquidity and Capital Resources

9)             Off-Balance Sheet Arrangements

10)      Transactions with Related Parties

11)      Critical Accounting Estimates and Judgements

12)      Accounting Standard Issued But Not Yet Effective

13)      Financial Instruments

14)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide the right of the holder to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns royalty (“NSR”)) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

The Company’s business strategy is to acquire existing Royalty and Stream interests or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests. The Company currently has 79 Royalties and Streams, of which 12 of the underlying mines are producing, excluding royalty payments from industrial minerals and power assets.

The Company’s common shares trade on the TSX Venture Exchange under the trading symbol “MMX”.

2.              Highlights and Key Accomplishments During the Year Ended December 31, 2018

Financial and Operating:

•                  Record revenue for the year ended December 31, 2018 of $34.1 million;

•                  Record operating cash flow for the three months and year ended December 31, 2018 of $11.1 million and $22.8 million, respectively ($7.0 million and $24.5 million, excluding changes in non-cash working capital1);

•                  Total attributable gold equivalent ounces sold for the three months and year ended December 31, 2018 were 5,6501 ounces and 20,8861 ounces, respectively, excluding approximately 2,405 ounces of gold produced but not yet payable from the Company’s La Colorada gold Stream;

•                  Average cash cost per attributable gold equivalent ounce sold for the three months and year ended December 31, 2018 were $1641 and $1621, respectively;

•                  Net income for the three months and year ended December 31, 2018 of $1.1 million and $2.7 million, respectively; and

•                  Adjusted net income1 for the three months and year ended December 31, 2018 of $0.7 million and $3.5 million, respectively.

Strategic:

Acquisition of Significant Royalty Portfolio

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Mining Corporation and its affiliates (collectively “Newmont”) to acquire a portfolio of royalties. For consideration, the Company issued 60,000,000 common shares, 10,000,000 common share purchase warrants and paid $22.4 million (US$17.0 million) in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the Agreement, certain of the underlying property owners provided notification they were exercising their ROFRs. As a result, Maverix acquired a total 51 royalties (the “Newmont Portfolio”) pursuant to the Agreement and received aggregate total proceeds of $22.4 million (US$17.0 million) in cash upon the completion of the ROFR transactions.

1 Refer to section on non-IFRS and other measures of this MD&A.

The acquisition of the Newmont Portfolio provides:

•                  Materially Increased Scale and Asset Diversification: The Royalty Portfolio consisted of 51 separate royalties on assets located in 11 different countries, ranging from production to exploration stage;

•                  Provides Substantial Leverage to Gold and More than Doubled Attributable Gold Resources: The Newmont Portfolio is predominantly gold and added over 340,000 ounces of attributable gold in measured and indicated resources to the Maverix portfolio, an increase of approximately 100% to Maverix’s portfolio at the time of acquisition1;

•                  Expanded Footprint in Nevada: The Newmont Portfolio contains royalties on a number of assets in Nevada, a world-class mining jurisdiction;

•                  Future Optionality: A number of royalties are on exploration stage properties, several of which are being advanced through various stages of development; and

•                  Added New Major Shareholder: Newmont, one of the world’s leading gold mining companies, owns approximately 28% of the issued and outstanding shares of Maverix. Newmont joined Pan American Silver Corp. (“Pan American”) and Gold Fields Limited as major shareholders.

Acquisition of Silver Stream on Northern Vertex’s Moss Mine

In December 2018, the Company entered into an agreement to acquire 100% of the silver produced from Northern Vertex Mining Corp.’s (“Northern Vertex”) operating Moss mine, until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver production (the “Silver Stream”). Maverix will make ongoing cash payments to a subsidiary of Northern Vertex equal to 20% of the spot price of silver. As consideration for the Silver Stream, Maverix made an upfront cash payment of $26.7 million (US$20.0 million). The Moss mine is 100% owned by Northern Vertex and is located near Bullhead City in northwest Arizona.

CIBC and NBC US$50 million Revolving Credit Facility

On June 21, 2018, the Company entered into a US$50 million revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“NBC”) (the “Revolving Facility”). The Revolving Facility has a term of three years, which is extendable through mutual agreement between Maverix, CIBC, and NBC. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.50% - 4.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.56% - 0.90% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement).

1 Attributable gold mineral reserves and resources are calculated by taking gold mineral reserves and resources and multiplying the total ounces by the royalty or stream percentage (inclusive of management’s estimates for any allowable deductions). Attributable gold measured resources total approximately 178,000 ounces at an average grade of 0.93 g/t gold, and attributable gold indicated resources total approximately 160,000 ounces at an average grade of 2.9 g/t gold. Mineral reserves and resources for the Newmont Portfolio obtained from the following publicly available disclosure: TMAC Resources news release titled “TMAC Resources Provides Operations Update and Reports 2017 Mineral Reserve & Mineral Resources Estimate, Hope Bay, Nunavut” dated July 14, 2017, available at www.tmacresources.com; Cove Project 2018 technical report titled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” dated June 29, 2018 available on Premier Gold Mines Limited’s profile on SEDAR at www.sedar.com; Black Fox 2018 technical report titled “Technical Report for the Black Fox Complex, Canada” dated April 6, 2018, available on McEwen Mining Inc.’s SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Chaparral Gold Corp. news release titled “Chaparral Gold Increases Resource Estimate at Converse Gold Project, Nevada” dated March 18, 2014, available on Chaparral Gold Corp.’s SEDAR profile at www.sedar.com; Golden Arrow 2018 technical report titled “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A.” dated March 2, 2018, available on Emgold Mining Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Maverick Springs 2004 technical report titled “Technical Report, Maverick Springs Project, Nevada, USA” dated April 13, 2014, available on Vista Gold Corp.’s SEDAR profile at www.sedar.com.

The Revolving Facility agreement required that all outstanding obligations under the previously existing US$20 million loan facility with CEF (Capital Markets) Limited (the “CEF Facility”) be repaid on or before August 17, 2018. On July 31, 2018, the Company repaid the CEF Facility in full and it was canceled.

The Company has US$12.3 million drawn from the Revolving Facility as at December 31, 2018, leaving US$37.7 million available.

3.              Outlook for 20191

In 2019, Maverix remains well positioned for continued growth with attributable gold equivalent production expected to be between 22,5002 and 24,5002 ounces.

4.              Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at December 31, 2018

As at December 31, 2018, the Company owned 79 Royalties, Streams. Twelve of the Royalties and Streams are on producing properties, including five in Australia, two in Canada, two in Mexico, two in the United States and one in Burkina Faso. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in Argentina, Armenia, Australia, Canada, Chile, Dominican Republic, French Guiana, Mexico, Peru, and the United States amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

La Colorada Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American, at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay mine operated by TMAC Resources Inc.

Karma NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated and 90% owned by Endeavour Mining Corporation.

Moss Silver Stream (Arizona, United States)

The Company has an agreement to purchase 100% of the silver produced from the Moss mine operated by Northern Vertex, until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver. The Company will make ongoing cash payments at 20% of the spot price of silver.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

2 Refer to section on non-IFRS and other measures of this MD&A.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC Minerals (“RNC”).

Florida Canyon NSR Royalty (Nevada, USA)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Alio Gold Corp.

Silvertip NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur Mining, Inc.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

Moose River Consolidated NSR Royalty (Nova Scotia, Canada)

The Company has a 1% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold mine owned by Atlantic Gold Corporation (“Atlantic Gold”).

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose mine operated by Fortuna Silver Mines Inc.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

Amulsar Royalty Quarterly Payments (Vayots Dzor Marz & Syunik Marz, Armenia)

The Company owns a royalty payment agreement from Lydian International Ltd., which provides for 20 quarterly instalments of US$1.0 million beginning after commercial production at the Amulsar project is achieved.

Romero NSR Royalty (San Juan and other provinces, Dominican Republic)

The Company has a 1.25% NSR royalty on all metals produced from the Romero development project owned by GoldQuest Mining Corp.

5.              Summary of Annual Results

Year or Period Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2018	December 31, 2017	For the period from January 9, 2016 to December 31, 2016

Statement of Income (Loss) and Comprehensive Income (Loss)
Sales	$6,690	$3,859	$1,014
Royalty revenue	27,361	15,664	1,335
Total revenue	34,051	19,523	2,349
Cash flow from (used in) operating activities	22,792	6,784	(355)
Net income (loss)	2,711	2,683	(8,323)
Basic earnings (loss) per share	0.01	0.02	(0.20)
Diluted earnings (loss) per share	$0.01	$0.02	$(0.20)

Non-IFRS and Other Measures[1]
Adjusted net income (loss)	$3,480	$3,082	$(1,290)
Adjusted basic earnings (loss) per share	$0.02	$0.02	$(0.03)
Total Attributable Gold Equivalent ounces sold	20,886	11,965	1,404
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,630	$1,632	$1,673
Average cash cost per Total Attributable Gold Equivalent ounce sold	162	166	369
Cash flow from operating activities, excluding changes in non-cash working capital	$24,495	$14,638	$(1,932)

Statement of Financial Position
Total assets	$293,579	$152,643	$113,953
Total non-current liabilities	$16,780	$11,908	$—

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

For the year ended December 31, 2018, net income and cash flow from operations were $2.7 million and $22.8 million, respectively, compared with net income and cash flow from operations of $2.7 million and $6.8 million for the year ended December 31, 2017. The meaningful increase in cash flow was attributable to a combination of factors, including:

•                  RNC’s discovery of the Father’s Day Vein, a new high-grade gold discovery area at the Beta Hunt mine. The discovery of high grade specimen and coarse gold during the third quarter of 2018 contributed to a significant increase in royalty revenue of $4.1 million;

•                  The Company acquired the Newmont Portfolio in June 2018, which included the cash flowing royalty on the Hope Bay mine and royalty payments from a collection of industrial minerals and power assets;

•                  The ramp up of the La Colorada mine, post completion of a major mine expansion resulted in an increase in gold production and a corresponding increase in revenue of $2.6 million;

•                  The Company acquired a cash flowing royalty on the Karma mine in November 2017 and began to receive royalty payments from the Moose River Consolidated gold mine operated by Atlantic Gold in the fourth

1 Refer to section on non-IFRS and other measures of this MD&A.

quarter of 2017, contributing $3.0 million and $2.6 million of royalty revenue for the full fiscal year in 2018, respectively;

Partially offset by:

•                  Both net income and cash flow from operations being reduced by the increased cost of acquiring the gold and silver with respect to the Company’s paying Streams of $3.4 million. Net income decreased due to depletion recorded for the attributable production received by the Company during the period of $17.5 million;

•                  Both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $1.3 million and net income being reduced by share based compensation of $1.7 million due to the increase in general and administrative and corporate development expenses of the Company to acquire and then manage its growing portfolio; and

•                  Net income being reduced by finance expense of $2.8 million due in part to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018.

For the year ended December 31, 2018, total revenue significantly increased to $34.1 million compared with $19.5 million for the year ended December 31, 2017. The increase is largely attributed to the Company receiving a full year of cash flow from certain royalties that were purchased in 2017 or 2018 and some of the underlying mines in the Company’s portfolio ramping up production from 2017 to 2018 as discussed in more detail above.

The following table summarizes the Company’s total revenues and Attributable Gold Equivalent ounces for the years ended December 31, 2018 and 2017:

	Year ended December 31, 2018			Year ended December 31, 2017
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]	Sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]
	$	$	Ounces	$	$	Ounces
Beta Hunt	—	8,264	5,087	—	4,182	2,571
Florida Canyon	—	1,930	1,173	—	1,439	887
Hope Bay	—	1,770	1,081	—	—	—
Karma	—	3,015	1,837	—	578	356
La Colorada	6,486	—	3,968	3,859	—	2,347
Moose River	—	2,577	1,573	—	380	234
Moss	204	—	126	—	—	—
Mt. Carlton	—	4,334	2,640	—	4,717	2,895
San Jose	—	1,624	991	—	1,453	892
Silvertip	—	349	216	—	142	84
Vivien	—	2,624	1,592	—	2,744	1,683
Other	—	874	602	—	29	16
Consolidated total	6,690	27,361	20,886	3,859	15,664	11,965

1 Refer to section on non-IFRS and other measures of this MD&A.

6.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Statement of Income and Comprehensive Income
Sales	$1,877	$1,921	$1,897	$995
Royalty revenue	7,126	7,882	6,582	5,771
Total revenue	9,003	9,803	8,479	6,766
Cash flow from operating activities	11,081	4,808	3,497	3,406
Net income (loss)	1,145	819	(458)	1,205
Basic earnings (loss) per share	0.01	0.00	(0.00)	0.01
Diluted earnings (loss) per share	$0.00	$0.00	$(0.00)	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$694	$1,284	$376	$1,126
Adjusted basic earnings per share	$0.00	$0.01	$0.00	$0.01
Total Attributable Gold Equivalent ounces sold	5,650	6,195	5,017	4,024
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,593	$1,582	$1,690	$1,681
Average cash cost per Total Attributable Gold Equivalent ounce sold	164	167	186	121
Cash flow from operating activities, excluding changes in non-cash working capital	$6,988	$6,698	$5,432	$5,377

Statement of Financial Position
Total assets	$293,579	$266,969	$287,257	$158,821
Total non-current liabilities	$16,780	$7,120	$25,861	$12,301

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Statement of Income and Comprehensive Income
Sales	$1,304	$891	$858	$806
Royalty revenue	5,790	3,714	3,119	3,041
Total revenue	7,094	4,605	3,977	3,847
Cash flow from operating activities	2,748	1,464	2,334	220
Net income	1,149	704	204	626
Basic earnings per share	0.01	0.00	0.00	0.00
Diluted earnings per share	$0.01	$0.00	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$1,106	$704	$198	$1,079
Adjusted basic earnings per share	$0.01	$0.00	$0.00	$0.01
Total Attributable Gold Equivalent ounces sold	4,361	2,882	2,347	2,375
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,627	$1,598	$1,695	$1,620
Average cash cost per Total Attributable Gold Equivalent ounce sold	151	160	187	178
Cash flow from operating activities, excluding changes in non-cash working capital	$5,264	$3,636	$2,597	$3,133

Statement of Financial Position
Total assets	$152,643	$148,896	$129,770	$126,879
Total non-current liabilities	$11,908	$11,902	$—	$—

1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended December 31, 2018 Compared to the Three Months Ended December 31, 2017

For the three months ended December 31, 2018, net income and cash flow from operations were $1.1 million and $11.1 million, respectively, compared with net income and cash flow from operations of $1.1 million and $2.7 million for the comparable period in 2017. The increases in net income and cash flow were attributable to a combination of factors including:

•                  RNC’s discovery of the Father’s Day Vein, a new high-grade gold discovery area at the Beta Hunt mine. The discovery of high grade specimen and coarse gold contributed to an increase in royalty revenue of $1.2 million;

•                  The Company acquired the Newmont Portfolio in June 2018, which included the cash flowing royalty on the Hope Bay mine and royalty payments from a collection of industrial minerals and power assets;

•                  The ramp up of the La Colorada mine, post completion of a major mine expansion resulted in an increase in quarterly gold production and a corresponding increase in revenue of $0.4 million;

•                  The Company acquired a cash flowing royalty on the Karma mine in November 2017 and began to receive royalty payments from the Moose River Consolidated gold mine operated by Atlantic Gold in the fourth quarter of 2017, contributing $0.9 million and $0.4 million of royalty revenue, respectively;

Offset by:

•                  Both net income and cash flow from operations being reduced by the increased cost of acquiring the gold and silver with respect to the Company’s Streams of $0.3 million. Net income being reduced by an increase in depletion expense of $1.5 million due to the increase in attributable gold production during the current period; and

•                  Both net income and cash flow from operations being reduced by an increase in general and administrative expenses of $0.1 million.

For the three months ended December 31, 2018, total revenue was $9.0 million and Attributable Gold Equivalent ounces were 5,6501 compared with total revenue of $7.1 million and Attributable Gold Equivalent ounces of 4,3611 for the comparable period in 2017.

1 Refer to section on non-IFRS and other measures of this MD&A.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces for the three months ended December 31, 2018 and 2017:

	Three months ended December 31, 2018			Three months ended December 31, 2017
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]	Sales	Royalty Revenue	Total Attributable Gold Equivalent ounces sold[1]
	$	$	Ounces	$	$	Ounces
Beta Hunt	—	2,698	1,668	—	1,547	954
Florida Canyon	—	510	315	—	521	320
Hope Bay	—	509	314	—	—	—
Karma	—	912	563	—	578	356
La Colorada	1,673	—	1,037	1,304	—	791
Moose River	—	399	247	—	380	234
Moss	204	—	126	—	—	—
Mt. Carlton	—	897	554	—	1,563	964
San Jose	—	336	207	—	431	266
Silvertip	—	189	116	—	—	—
Vivien	—	557	348	—	754	465
Other	—	119	155	—	15	11
Consolidated total	1,877	7,126	5,650	1,304	5,789	4,361

For the Three Months Ended December 31, 2018 Compared to Other Quarters Presented

When comparing net income of $1.1 million and cash flow from operations of $11.1 million for the three months ended December 31, 2018 with net income (loss) and operating cash flow for other quarters presented above, the following items impact comparability of the analysis:

•                  The Company acquired a number additional cash flowing royalties in February, April and November of 2017, and the Newmont Portfolio in June 2018, which contributed full quarters of royalty income subsequent to their acquisitions;

•                  A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past year, including the La Colorada mine, the Beta Hunt mine, the Florida Canyon mine, and the Moose River Consolidated gold mine;

•                  The Company recognized $1.2 million in finance expense during the three months ended June 30, 2018 due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018;

•                  The Company recognized $0.9 million in finance expense during the three months ended September 30, 2018 due in part to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018;

•                  The Company recognized a deferred tax recovery of $1.0 million for the recognition of non-capital losses during the three months ended December 31, 2017; and

•                  The Company recognized a non-cash impairment on its previously owned La Jojoba NSR of $0.5 million during the three months ended March 31, 2017.

1 Refer to section on non-IFRS and other measures of this MD&A.

Change in Total Assets

Total assets increased by $26.6 million from September 30, 2018 to December 31, 2018 primarily resulting from the acquisition of the Silver Stream on Northern Vertex’s Moss mine, which was partially funded by drawing down on the Revolving Facility.

Total assets decreased by $20.3 million from June 30, 2018 to September 30, 2018 primarily resulting from the Company using operating cash flow and the cash received from the ROFRs being exercised as part of the acquisition of the Newmont Portfolio to repay the CEF Facility.

Total assets increased by $128.4 million from March 31, 2018 to June 30, 2018 primarily resulting from the acquisition of the Newmont Portfolio, which was mostly financed by the issuance of common shares, warrants and cash from borrowing an additional US$10.0 million from the CEF Facility, partially offset by depletion expense.

Total assets increased by $6.2 million from December 31, 2017 to March 31, 2018 primarily resulting from net income and cash flow from operations for the three months ended March 31, 2018 and foreign exchange movements.

Total assets increased by $3.7 million from September 30, 2017 to December 31, 2017 primarily resulting from net income and cash flow from operations for the three months ended December 31, 2017.

Total assets increased by $19.1 million from June 30, 2017 to September 30, 2017 primarily resulting from the increase in cash and cash equivalents from the draw down on the CEF Facility, closing of the concurrent private placements with CEF and Pan American, and cash flow generated from operations, partially offset by depletion expense.

Total assets increased by $2.9 million from March 31, 2017 to June 30, 2017 primarily resulting from cash flow from operations, the acquisition of an additional Royalty, which was financed by the issuance of common shares, partially offset by depletion expense.

7.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, and (iv) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.             Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that these are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of the adjusted net income and adjusted earnings per share:

	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended ended December 31, 2018	Year ended ended December 31, 2017
Net income	$1,145	$1,149	$2,711	$2,683
Other (income) expense	(451)	(43)	(333)	(64)
Acceleration of accretion on loan facility	—	—	1,102	—
Impairment of royalty interests	—	—	—	463
Adjusted net income	$694	$1,106	$3,480	$3,082
Divided by:
Basic weighted average number of common shares	215,431,258	154,495,799	185,568,719	146,303,678
Equals:
Adjusted basic earnings per share	$0.00	$0.01	$0.02	$0.02

ii.          Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended ended December 31, 2018	Year ended ended December 31, 2017
Total revenue	$9,003	$7,094	$34,051	$19,523

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	5,650	4,361	20,886	11,965
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,593	$1,627	$1,630	$1,632

iii.       Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended ended December 31, 2018	Year ended ended December 31, 2017
Cost of sales, excluding depletion[2]	$928	$660	$3,382	$1,982

Cash cost of gold sales is comprised of:
Total cash cost of gold sold	$928	$660	$3,382	$1,982
Divided by:
Total Attributable Gold Equivalent ounces sold	5,650	4,361	20,886	11,965
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$164	$151	$162	$166

1 The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Streams.

2 Cost of sales, excluding depletion, includes cash payments made for gold and silver ounces associated with Streams.

iv.      The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

8.              Liquidity and Capital Resources

As at December 31, 2018, the Company had cash and cash equivalents of $6.8 million (December 31, 2017: $10.2 million) and working capital of $11.3 million (December 31, 2017: $14.1 million). In addition, the Company has US$37.7 million available under its Revolving Facility.

Cash flow from operations:

For the year ended December 31, 2018, cash flow from operations was $22.8 million, compared with $6.8 million in the comparable period in 2017, with the increase primarily attributable to the Company’s growing portfolio of cash flowing Royalties and Streams, as previously discussed in more detail.

Cash flow from operations for the year ended December 31, 2018 included a $1.7 million reduction due to changes in non-cash working capital movements. The net decrease in non-cash working capital movements was attributed to an increase in accounts receivable, which was partially offset by an increase in accounts payable and accrued liabilities balances due to the timing of payments of certain trade payable balances.

Cash flow used in investing activities

During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $27.9 million, which was primarily the result of the cash consideration paid for the Newmont Portfolio and Silver Stream on Northern Vertex’s Moss mine and acquisition of investments. Cash outflows were partially offset by the cash received from the exercise of the ROFRs as part of the Newmont Portfolio acquisition of $22.4 million and the $4.2 million in proceeds from the sale of equity investments. During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $31.5 million, which was primarily the result of the acquisition of the Florida Canyon and Beta Hunt Royalties from Resource Income Fund, L.P. and the acquisition of the Karma royalty, which were partially offset by the proceeds of $1.0 million received from the sale of the Jojoba NSR Royalty.

Cash flow from financing activities

During the year ended December 31, 2018, the Company had net cash inflows from financing activities of $1.7 million, which was the result of drawdowns from the Company’s loan facilities and proceeds received from the exercise of stock options. The cash inflows were offset by repayment of the CEF Facility of US$20.0 million, financing costs incurred for establishing the Revolving Facility and interest paid on the loan facilities. During the year ended December 31, 2017, the Company had cash flows from financing activities of $22.3 million from the drawdown of the CEF Facility and the closing of the concurrent private placement with CEF and Pan American.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interest
Moss	100	%(1)	20% of spot silver price

(1)             Until 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of life of mine silver production.

The Company has a lease agreement for the use of office premises until August 2022. The contractual obligations under the lease require the Company to make payments of $0.2 million annually from 2019 to 2022.

9.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

10.       Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company.

Compensation for key management personnel of the Company was as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Share-based compensation	$423	$756
Salaries and benefits	1,624	1,040
Total compensation	$2,047	$1,796

During the years ended December 31, 2018 and 2017, the Company purchased $3.3 million and $2.0 million of refined gold from Pan American at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement. As a consequence of its shareholding, Pan American, is deemed to have a significant influence over the Company.

11.       Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2, 3 and 4 of the December 31, 2018 annual consolidated financial statements.

New Significant Accounting Policies

IFRS 15 - Overview of the changes

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying the modified retrospective approach. The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The Company completed an assessment of the impact of the new standard on its financial statements. The process included a review of all material contracts as well as the nature and type of the various streams and royalties that the Company holds. This assessment also included identifying the contract with the customer, the separate performance obligations contained therein and the appropriate transaction price. Based on our analysis, the timing and measurement of our revenue recognition has not changed under IFRS 15. Consequently, there was no impact on retained earnings at January 1, 2018 upon adoption of IFRS 15.

The following is the significant accounting policy that has been amended as a result of adoption of IFRS 15.

Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream and other interests. In accordance with IFRS 15, the Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRS 9 - Overview of the changes

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard.

IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income (“FVTOCI”). The measurement approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

IFRS 9 also introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 introduces additional disclosure requirements about expected credit losses and credit risk.

The Company’s credit risk arises from cash and cash equivalents and trade receivables. The application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses are anticipated to be negligible. Consequently, we did not record an adjustment relating to the implementation of the expected credit loss model for our cash and cash equivalents and trade receivables on transition to IFRS 9.

The Company has assessed the classification and measurement of our financial assets and financial liabilities as at January 1, 2018, under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

	Original classification under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost	10,151	10,151
Accounts receivables	Amortized cost	Amortized cost	7,719	7,719

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	2,426	2,426
Loan Facilities	Amortized cost	Amortized cost	11,908	11,908

The following is the significant accounting policy that has been amended as a result of adoption of IFRS 9.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, and the loan facilities. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Accounts receivable relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in marketable equity securities are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as FVTOCI. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in marketable equity securities which are designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the statement of income and remain within equity. Dividends are recognized in income and these investments are not assessed for impairment.

The consideration for units are allocated between common shares and share purchase warrants on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares are based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model as of the date of issuance.

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income under the classification of other income (expense).

Accounts payable and accrued liabilities and loan facilities are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

12.       Accounting Standard Issued But Not Yet Effective

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and the Company has elected to apply the standard retrospectively. The Company is currently completing its assessment of the new standard, but it is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2017, the IASB issued IFRS Interpretations Committee (“IFRIC”) Interpretation 23, Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12, Income Taxes. IFRIC 23 becomes effective January 1, 2019 and is to be applied retrospectively. The Company is currently assessing the impact on its consolidated financial statements.

13.       Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2018, the capital structure of the Company consists of $273.1 million (December 31, 2017: $136.7 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and deficit, and $16.8 million (December 31, 2017: $11.9 million) of loan facilities. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility. The Company is in compliance the debt covenants as at December 31, 2018.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2018, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.7 million and other comprehensive income by $0.6 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at December 31, 2018, the Company had cash and cash equivalents of $6.8 million (December 31, 2017: $10.2 million) and working capital of $11.3 million (December 31, 2017: $14.1 million). In addition, the Company has US$37.7 million undrawn under its Revolving Facility.

Other Risks

The Company also holds common shares of other companies with a combined fair market value as at December 31, 2018 of $5.8 million (December 31, 2017: $nil). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at December 31, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.6 million.

14.       Other

Capital Stock

As at March 27, 2018, the Company had 215,681,258 outstanding common shares, 6,103,034 outstanding share purchase options outstanding with a weighted average exercise price of $1.16 and 36,500,000 outstanding share purchase warrants with a weighted average exercise price of US$1.21.

Risks and Uncertainties

At the present time, the Company does not hold any interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Royalties or Streams and the ongoing payment obligations under the Company’s Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form. If any such described risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investments.

There are important risks which management believes could impact the Company’s business. For additional information on risk and uncertainties, please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com.

Internal Financial Controls

Venture issuers, as defined in National Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i.             controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.          a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that there are inherent limitations on the ability of the Company’s certifying officers to design and implement internal controls over financial reporting and disclosure controls and procedures on a cost-effective basis.

Forward-Looking Statements

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward-looking information that is included herein, except in accordance with applicable securities laws. Please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com. Additional information about Maverix and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Technical Information

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.